

May 31, 2011

Via E-mail
Shelly Reynolds
Vice President, Worldwide Controller, and Principal Accounting Officer
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109-5210

      **Re:**     **Amazon.com, Inc.**
               **Form 10-K for Fiscal Year Ended December 31, 2010**
               **Filed January 28, 2011**
               **File No. 0-22513**

Dear Ms. Reynolds:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 23

1.     Reference is made to your disclosure in the second paragraph on page 23. Please tell us your consideration of disclosing that you will need to accrue and pay income taxes if you repatriate cash, cash equivalents, and marketable securities balances held by foreign subsidiaries and whether or not you intend to repatriate such funds.

Results of Operations, page 25
Income Taxes, page 31

2.      We note that a substantial amount of your earnings are derived from subsidiaries outside
        the U.S. in jurisdictions where your effective tax rate is lower than in the U.S.  Please
        refer Item 303(a)(3)(i) of Regulation S-K and tell us your consideration of disclosing any
        country or countries in which foreign earnings are taxed at substantially lower rates and
        the related earnings.

Item 8.  Financial Statements and Supplementary Data, page 35

Notes to Consolidated Financial Statements, page 41

Note 1 – Description of Business and Accounting Policies, page 41

Recent Accounting Pronouncements, page 48

3.      Reference is made to your prospective adoption of ASC 2009-13 on January 1, 2010 and
        the resulting accounting policy for sales your Kindle e-reader.  Please refer ASC 605-25-
        50-2e and tell us your consideration of disclosing the significant factors, inputs,
        assumptions and methods used to determine estimated selling price for the significant
        deliverables.

Note 3 – Fixed Assets, page 50

4.      Reference is made to your disclosure in the second paragraph on page 51.  Please tell us
        the specific authoritative literature you apply in determining whether or not buildings
        under built-to-suit arrangements, in which you have a significant investment in tenant
        improvements, qualify for sales recognition under the sale-leaseback accounting
        guidance.

Note 6 – Commitments and Contingencies, page 55

Other Contingencies, page 59

5.      Please tell us your consideration of disclosing an estimate of the reasonably possible loss
        or range of the reasonable possible loss or a statement that such an estimate cannot be
        made.  Refer to ASC 450-20-50.  In addition, please tell us when the State of Texas sales
        tax contingency arose, when the contingency was initially disclosed in the notes to the
        financial statements and why disclosure prior to such date was not required by ASC 450-
        20-50.

Note 10 – Segment Information, page 64

6.      Please tell us in detail (i) the operating segments you have identified in accordance with ASC 280-10-50-1 through 50-9, (ii) the factors used to identify reportable segments and (iii) the basis for aggregating identified operating segments into two reportable segments given the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in ASC 280-10-50-12.  Please also tell us whether discrete operating results for your Kindle e-reader product line is available and included in the information/reports regularly reviewed by your chief operating decision maker and whether the Kindle e-reader product line is a component, including the facts and circumstances supporting your determination.  In addition, please refer to ASC 280-10-50-21 and tell us your consideration of disclosing the factors used to identify reportable segments, including the basis of organization and whether operating segments have been aggregated.

7.      Please tell us your consideration of disclosing total expenditures for additions to long-lived assets.  Refer to ASC 280-10-50-25.

8.      Please tell us your consideration of disclosing revenues from external customers for each product and service or each group of similar products and services, such as the Kindle e-reader, or disclosing that providing this information is impracticable.  Refer to ASC 280-10-50-40.

Item 15.  Exhibits, Financial Statement Schedules, page 70

9.      Reference is made to your disclosure in the fifth paragraph on page 42 regarding the allowance for doubtful accounts, the second full paragraph on page 45 regarding the income tax valuation allowance, the second paragraph on page 46 regarding the sales return allowance and the fourth paragraph on page 46 regarding the allowance for estimated commission refunds.  Please refer to Rule 5-04 of Regulation S-X and tell us your consideration of disclosing activity within these accounts in Schedule II as prescribed by Rule 12-09 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•       the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.


Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief